# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbe Robotics Ltd., CIK 0001861841
CUSIP: M1R95N100
Title of class of securities: Ordinary Shares, Par Value NIS 0.000216 per Share
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv, Israel (L3), 6713321
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911546

## Reporting persons
- IANGELS CROWD LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,628,232; sole dispositive power 0; shared dispositive power 4,628,232; aggregate amount beneficially owned 4,628,232 (5.44% of the class)
  Comment: Based on 85,067,182 Ordinary Shares outstanding as of November 4, 2024, as reported by the Issuer in its Rule 424(b)(5) prospectus filing filed with the Securities and Exchange Commission on November 4, 2024.
- iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,628,232; sole dispositive power 0; shared dispositive power 4,628,232; aggregate amount beneficially owned 4,628,232 (5.44% of the class)
  Comment: Based on 85,067,182 Ordinary Shares outstanding as of November 4, 2024, as reported by the Issuer in its Rule 424(b)(5) prospectus filing filed with the Securities and Exchange Commission on November 4, 2024.
- Mor Assia: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,628,232; sole dispositive power 0; shared dispositive power 4,628,232; aggregate amount beneficially owned 4,628,232 (5.44% of the class)
  Comment: Based on 85,067,182 Ordinary Shares outstanding as of November 4, 2024, as reported by the Issuer in its Rule 424(b)(5) prospectus filing filed with the Securities and Exchange Commission on November 4, 2024.
- Shelly Hod Moyal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,628,232; sole dispositive power 0; shared dispositive power 4,628,232; aggregate amount beneficially owned 4,628,232 (5.44% of the class)
  Comment: Based on 85,067,182 Ordinary Shares outstanding as of November 4, 2024, as reported by the Issuer in its Rule 424(b)(5) prospectus filing filed with the Securities and Exchange Commission on November 4, 2024.
- David Assia: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 4,628,232; sole dispositive power 0; shared dispositive power 4,628,232; aggregate amount beneficially owned 4,628,232 (5.44% of the class)
  Comment: Based on 85,067,182 Ordinary Shares outstanding as of November 4, 2024, as reported by the Issuer in its Rule 424(b)(5) prospectus filing filed with the Securities and Exchange Commission on November 4, 2024.

## Item 1. Issuer
Name of issuer: Arbe Robotics Ltd.
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv, Israel, 6713321

## Item 2. Person Filing
Name of person filing:
1. iAngels Crowd Ltd. ("iAngels Crowd"), c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
2. iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment ("iAngels Technologies")
3. Mor Assia, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
4. Shelly Hod Moyal, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment
5. David Assia, c/o iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Rothschild Blvd 18, Tel Aviv-Yafo, 6688121, Israel.
Citizenship:
iAngels Crowd - Israel
iAngels Technologies - Delaware, USA
Mor Assia - Israel
Shelly Hod Moyal - USA and Israel
David Assia - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
iAngels Crowd - 4,628,232
iAngels Technologies - 4,628,232
Mor Assia - 4,628,232
Shelly Hod Moyal - 4,628,232
David Assia - 4,628,232
Percent of class:
iAngels Crowd -5.44%
iAngels Technologies - 5.44%
Mor Assia - 5.44%
Shelly Hod Moyal - 5.44%
David Assia - 5.44%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,628,232
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,628,232

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IANGELS CROWD LTD: /S/ SHELLY HOD MOYAL, Shelly Hod Moyal / CEO (01/07/2025)
- iAngels Technologies LP - Series Arbe Robotics Ltd. Advanced Investment: /S/ SHELLY HOD MOYAL, Shelly Hod Moyal / CEO (01/07/2025)
- Mor Assia: /S/ MOR ASSIA, Mor Assia (01/07/2025)
- Shelly Hod Moyal: /S/ SHELLY HOD MOYAL, Shelly Hod Moyal (01/07/2025)
- David Assia: /S/ DAVID ASSIA, David Assia (01/07/2025)